                            IPC ADVISORS SENIOR CARE
                               INDUSTRY FUND L.P.
                               1209 ORANGE STREET
                              WILMINGTON, DELAWARE
                                      19801

                 c/o KAYE, SCHOLER, FIERMAN, HAYS & HANDLER LLP
                                 425 PARK AVENUE
                              NEW YORK, N.Y. 10022
                            ATTN: MR. RORY A. GREISS






May 17, 2000




Board of Directors
Alterra Healthcare Corporation
1000 Innovation Drive
Milwaukee, WI 53005


Attention:  Mr. William F. Lasky, Chairman


Dear Sirs:

As you know, we have been pursuing a transaction with Alterra for some time and were surprised to learn from your letter dated April 26 and press release of the same date that Alterra had executed definitive agreements with a competing party (the "Purchasers") regarding a $138 million preferred stock and convertible debt investment in Alterra (the "Proposed Transaction").

On May 5, 2000 we requested a meeting between IPC and Alterra to provide you with a clear understanding of the nature and economics of the improved offer we are prepared to make to Alterra. We understand from Cohen & Steers' May 8 letter that you were unable to grant our request of a meeting.

We continue to be extremely interested in a transaction with Alterra. In furtherance of this interest, and subject to the terms of the letter agreement between Alterra and IPC dated February 1, 2000, we are submitting for your consideration and approval a revised firm offer together with a definitive Purchase Agreement and the exhibits thereto. We strongly believe, and hope you will concur, that the terms of our revised offer are significantly more advantageous to Alterra and its shareholders than the Proposed Transaction and therefore constitute a Superior Proposal as defined in the Proposed Transaction's Purchase Agreement dated April 26, 2000. We have attached a chart comparing the Proposed Transaction and our proposal that clearly demonstrates that ours is a Superior Proposal.

To assist in your review of the enclosed documents and consideration of our revised offer, we would like to draw your attention to the following:

1. In our effort to provide you with a superior alternative to the Proposed Transaction we have deliberately conformed our attached definitive Purchase Agreement to the Purchase Agreement Alterra has entered into with the Purchasers. In other words, our offer is virtually identical to the Proposed Transaction in terms of certainty of closure, structure, governance and all other provisions, while the economics are clearly better for Alterra.

2. As you know, we have completed all due diligence on Alterra. The conditions of our offer are the same as those contained in the Proposed Transaction. Subject to your approval, we are prepared to execute the definitive Purchase Agreement in the form attached to the offer letter.

3. We are making the following improvements to the financial terms of the Proposed Transaction:

         a) We believe Alterra should be capitalized with sufficient funds to complete its development program, get its properties stabilized, buy-in some of the joint ventures and be in a position to meet all of its obligations. Based on Alterra's April 10 business plan, our prior discussions with you and our financial due diligence, we believe Alterra needs approximately $200 million in additional capital (our prior offer of $175 million did not include the purchase of the TPI partnerships, which is now included). To avoid the need for additional capital at a later stage and the risk of Alterra failing to obtain such capital, we are committing to invest $205 million in Alterra;

                  Our offer has been designed to recognize the Purchasers' right to co-invest up to $50 million. In order to accommodate a co-investment by the Purchasers, we would be willing to reduce our investment on a dollar for dollar basis for every dollar the Purchasers choose to invest. However, there is absolutely no requirement for the Purchasers to co-invest anything if they choose not to. We are prepared to invest the entire $205 million in Alterra;

         b) At the initial closing on May 31, 2000, Alterra will be required to draw down at least $140 million and have the option to defer, at its sole discretion, up to $65 million of our $205 million total commitment for the period of six months following the initial closing. There will be no conditions, whatsoever, to draw the balance during that period.

                  If you choose, however, you may draw down the entire $205 million on the initial closing. This is far superior to the Proposed Transaction, where the incremental financing above $138 million is at the sole discretion of the Purchasers and not Alterra;

         c) The PIK interest on the Series A and B Debentures and the Series A Preferred Stock will be at 9.00% compared to 9.75% in the Proposed Transaction.

                  In addition, the conversion price of the Series A and B Debentures and the Series A Preferred Stock will be at $4.25 for the first five years and escalate to $4.50 in the sixth year and finally $5.00 in the seventh year. Under the Proposed Transaction the conversion price on the Debentures and Preferred Stock is at $4.00 throughout their respective terms, resulting in 31.5% greater potential dilution to the current shareholders upon conversion;

         d) Although we have improved our offer by increasing the conversion price for the Debentures and Preferred Stock, we have retained the threshold of $8.00 that Alterra's common stock needs to exceed to enable it to force conversion of those securities; and

         e) Our offer does not require Alterra to pay any commitment fees, unlike the Proposed Transaction, which requires a $3 million commitment fee.

We are convinced that a transaction between IPC and Alterra would be beneficial to the shareholders of Alterra. We have been very impressed with Alterra's management team and operations and believe we can jointly create significant added value to Alterra's business and market worth. Based on your thoughts and recommendations, we would be prepared to discuss additional economic incentives for the management and employees of Alterra to ensure the Company's long-term success and their participation in this success.

As further proof of our serious commitment to consummate a transaction with Alterra we have enlisted the additional help of Credit Suisse First Boston ("CSFB") as financial advisors to assist us on this important transaction. The improved terms of our revised offer have been approved by our partners and we have firm commitments in place for more than $205 million to provide for our proposed investment in Alterra. We would be glad to make these commitment letters available for your advisors to review, upon request.

Compared to the Proposed Transaction, without any additional conditions or corporate governance features, we believe our revised offer provides a higher level of guaranteed financing with superior financial terms. In addition, it assures both speed and certainty of closing within your requisite time frame. All in all we believe this constitutes a Superior Proposal.

We are ready to consummate the transaction contemplated by our offer and form of agreement by May 31, 2000 and are prepared to recognize Alterra's obligations to pay the breakup fee and purchase the TPI partnerships, as required by the Proposed Transaction's Purchase Agreement dated April 26, 2000, in connection with the termination of that Agreement.

We hope you accept the attached offer, which you can do by signing the attached Agreement. If there are any issues you wish to discuss, we and our investment bankers and other advisors are standing by to meet to resolve them speedily. In view of the short time available, it is important that we meet as soon as possible to discuss the way forward and how to progress towards the May 31, 2000 closing.



                                            Yours truly,

                                            IPC Advisors Senior Care Industry
                                            Fund, L.P., by its general partner,
                                            IPC Advisors Corp.

                                            Per:





cc:      Bradley G. Razook
         Laurent X. de Marval
         Alan C. Leet, Esq.

                            IPC ADVISORS SENIOR CARE
                               INDUSTRY FUND L.P.
                               1209 ORANGE STREET
                              WILMINGTON, DELAWARE
                                      19801

                 c/o KAYE, SCHOLER, FIERMAN, HAYS & HANDLER LLP
                                 425 PARK AVENUE
                              NEW YORK, N.Y. 10022
                            ATTN: MR. RORY A. GREISS

                               -------------------
                                  OFFER LETTER
                               -------------------

                                  MAY 17, 2000

                            IPC ADVISORS SENIOR CARE
                               INDUSTRY FUND L.P.
                               1209 ORANGE STREET
                              WILMINGTON, DELAWARE
                                      19801

                 c/o KAYE, SCHOLER, FIERMAN, HAYS & HANDLER LLP
                                 425 PARK AVENUE
                              NEW YORK, N.Y. 10022
                            ATTN: MR. RORY A. GREISS


                                          May 17, 2000



Board of Directors of Alterra Healthcare Corporation
10000 Innovation Drive
Milwaukee, WI 53005
U.S.A.

Attention:  William Lasky, Chairman


Dear Sirs:

         RE: IPC ADVISORS SENIOR CARE INDUSTRY FUND L.P. (THE "INVESTOR") AND ALTERRA HEALTHCARE CORPORATION (THE "COMPANY")

         We have reviewed the form of Purchase Agreement dated as of April 26, 2000 attached as Exhibit 99.2 to the Company's Form 8-K dated May 5, 2000 (the "April 26 Agreement"). Initial capitalized terms not otherwise defined herein shall have the same meaning as in the April 26 Agreement.

         We are pleased to submit this firm offer which is significantly more favourable to the Company's stockholders than the transaction contemplated by the April 26 Agreement and constitutes a "Superior Proposal" for purposes of
Section 10.1 of the April 26 Agreement.

         Attached is a purchase agreement in a form identical to the April 26 Agreement other than modifications which have been limited exclusively to those changes necessary to reflect the undersigned as Purchaser and to conform to the terms set out below.

1.       AMOUNT OF INVESTMENT

         We, or our affiliates, will invest $205,000,000 in the following Securities on or before May 31, 2000:

         Series A Debentures                             $ 31,200,000
         Series B Debentures                             $168,800,000
         Series A Stock                                  $  5,000,000

         We understand that the allocation of the investment under the April 26 Agreement was calculated so as to ensure that on the Initial Closing Date the Purchasers held Securities (or instruments convertible into securities) with less than 35% of the voting power of all securities of the Company and we have calculated our allocation on the same basis.

2.       DEFERRAL BY COMPANY

         The Company, at its sole option, may elect to defer up to $65,000,000 of our investment in Series B Debentures and to draw, in a single tranche, any portion (or none) of such amount at any time, on 21 days' notice, during the six-month period from the Initial Closing Date. This deferral is intended to permit the Company to reduce the dilution of the current shareholders if other financing is available without dilution so that the full amount of $205,000,000 is not required by the Company.

3.       CO-INVESTMENT

         The "Purchasers" under the April 26 Agreement or any of them will have the option to co-invest up to $50,000,000 with us, allocated among the Securities pro rata to our investment, provided that (i) the proportion of our investment in Series A Debentures will be increased to maintain our 34.9% of the voting power of all securities of the Company, and (ii) our total investment will be adjusted so that the aggregate of our investment and the co-investment will equal $205,000,000. Any rights exercised from time to time in respect of our Securities (including conversion) will be concurrently exercised in respect of the Securities held by such co-investors.

4.       FEATURES OF THE DEBENTURES

         The Debentures will be unsecured and the attributes of the Debentures will be improved for the Company as follows:

         (a)      9.0% PIK interest

         (b)      Conversion price (subject to the adjustments provided):

                      During first five years of the term            $4.25
                      During the sixth year of the term               4.50
                      During the seventh year of the term             5.00

         (c)      Seven-year term.

         (d) All but not less than all of the Debentures may be redeemed by the Company, at its sole option, after the third anniversary of the date of issuance, if the average Trading Price for the 30 consecutive Trading Day period exceeds $8.00.

5.       SERIES A PREFERRED STOCK

         The terms of the Series A Preferred Stock will be improved in favour of the Company as follows:

         (a)      9.0% PIK interest.

         (b)      Same conversion prices as for the Debentures.

         (c)      Term and redemption rights as set out item 4 above.

6.       USE OF PROCEEDS

         At the Company's election, a portion of the proceeds of our investment may be used to acquire the TPI-HCR Membership Interests and TPI Membership Interests as contemplated by the April 26 Agreement. A portion of such proceeds will also be used to pay the $5,000,000 liquidated damages referred to in
Section 13.2 of the April 26 Agreement and the fees and expenses referred to in
Section 13.3 of the April 26 Agreement. Since the amount of our investment is based on the Cohen & Steers financial model dated April 10, 2000, previously provided to us, we suggest that the use of the balance of the proceeds will be as contemplated by that model, which use of proceeds is shown in Exhibit "A" hereto.

         The Company may adjust the amounts set out in Exhibit "A" to reflect current circumstances.

7.       CONDITIONS

         Same as those set out in the April 26 Agreement.

8.       REPRESENTATIONS AND WARRANTIES

         Same as those set out in the April 26 Agreement.

9.       INDEMNITIES

         Same as those set out in the April 26 Agreement.

10.      COMMITMENT FEE

         None.

11.      REIMBURSEMENT OF COSTS AND EXPENSES

         Same as set out in the April 26 Agreement, except that the expense threshold subject to the company's approval, will be increased to $2,000,000, from $750,000.

12.      GOVERNANCE STRUCTURE

         Same as set out in the April 26 Agreement.

13.      SCHEDULES

         Since the schedules to the April 26 Agreement were omitted from the Company's Form 8-K we have assumed that the information therein (and the April 21, 2000 Financial Model) does not deviate materially from the information previously provided by the Company to us.

         If our offer is acceptable to you, please execute the attached purchase agreement and return copies to the undersigned, to the attention of Mr. Paul Reichmann (by facsimile at (416) 929-5314) and Goodman Phillips & Vineberg, to the attention of Stephen Pincus (by facsimile at (416) 979-1234), as soon as practicable.

         We look forward to hearing from you.



                                  Yours truly,


                                  IPC ADVISORS SENIOR CARE INDUSTRY FUND L.P.
                                  BY ITS GENERAL PARTNER, IPC ADVISORS CORP.


                                  Per:
                                  ----------------------------------------------

                                   EXHIBIT "A"


USE OF PROCEEDS - APRIL 10, MODEL
('000)

Non-Discretionary Uses
----------------------
Transaction Expenses                                                                         $  16,000
Repayment of Bridge Financing, net                                                              37,000
Remaining Company Development (Q2-Q4 2000)                                                      47,000
TPI Acquisition and Related CapEx                                                               22,889
DevCo II Purchase Price and Remaining CapEx (Q2-Q4 2000)                                        19,619
Cumulative Funds from Operations to Breakeven (Q2-Q4 2000)                                     5,776
Working Capital from DevCo I/Increase in Notes Receivable (Q2-Q4 2000)                        3,476
Maintenance CapEx                                                                                8,784
Debt Amortization                                                                                2,859

                                                                                             ---------
   TOTAL NON-DISCRETIONARY USES                                                              $ 163,404


Discretionary Uses
JV Buyouts - G'tee Return (based on call price)                                              $  70,000
JV Buyouts - Fair Market Value                                                                  11,000
                                                                                             ---------
   TOTAL DISCRETIONARY USES                                                                  $  81,000


  TOTAL USES                                                                                 $ 244,404